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                                  NEWS RELEASE

                             SANTA BARBARA BANCORP
                             SANTA BARBARA BANCORP
                              1021 ANACAPA STREET
                            SANTA BARBARA, CA 93101

                                                           DATE: January 9, 1997

                                                           FOR IMMEDIATE RELEASE

                  SANTA BARBARA BANCORP ANNOUNCES TENDER OFFER
             TO REPURCHASE UP TO 500,000 SHARES OF ITS COMMON STOCK

     Santa Barbara, Ca . . . . Santa Barbara Bancorp (the "Company"), holding company for Santa Barbara Bank & Trust (the "Bank"), has announced an offer to purchase for cash up to 500,000 shares of its Common Stock at $30.00 net per share (the "Offer"). The Offer will commence on Friday, January 10, 1997 and will expire on Friday, February 21, 1997, at 5:00 p.m. Pacific Standard Time, unless extended.

     The stock is listed for quotation on the NASDAQ National Market System under the symbol "SABB". The stock price closed on Wednesday, January 8, 1997, at $28 5/8 bid. The Offer is for approximately 6.6% of the issued and outstanding shares.

     Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or stock transfer taxes (subject to the special provisions in the Letter of Transmittal) on the shares purchased by the Company. The Company will pay all charges and expenses of the transfer agent, Norwest Bank Minnesota, N.A., who will act as the depositary in connection with the Offer.

     The Company has chosen February 21, 1997, as the termination date of the Offer in order to assure that tendering shareholders will receive the twenty cent ($0.20) quarterly cash dividend payable February 11, 1997, to shareholders of record January 21, 1997.

     The purposes for making the Offer are as follows: first, the Company considers the repurchase of these shares to be a good investment of its capital; second, while the Company is enjoying a significantly more active market in its stock since its listing for quotation on the NASDAQ National Market System in May of 1996, this offer will provide a fair price as well as disposition in an orderly manner of medium to larger size blocks of stock; and, third, up to 100,000 shares of the Offer may be reissued to the Bank's Employee Stock Ownership Plan (the "ESOP"). Some of the shares reissued to the ESOP in this manner would be allocated to the Bank's employee participants in the ESOP as part of their retirement plan contribution as of December 31, 1997.

     The Company intends to pay for tendered shares, as well as for the costs and expenses of the Offer, from proceeds from the sale or maturity of short-term investments or other liquid assets. The Company will not incur any debt in connection with the Offer.

     The terms of the Offer include the right of the Company to accept, without proration, up to an additional two percent (2.0%) of the issued and outstanding shares beyond the 500,000 shares, or, an additional 151,751 shares.

     The official Offer to Purchase and Letter of Transmittal will be mailed to existing shareholders, or to their brokers or nominees, on or about Friday, January 10, 1997.

                            FOR INFORMATION CONTACT:

                       David W. Spainhour (805) 564-6345
                  William S. "Tom" Thomas, Jr. (805) 564-6216